UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

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SEC File Number: 000-52315

CUSIP Number: 047438 304

NOTIFICATION OF LATE FILING

(Check one)      _____Form 10-K     _____Form 20-F     _____Form 11-K

__X__Form 10-Q     _____Form 10-D     _____Form N-SAR      _____Form-CSR

For period ended _September 30, 2014_

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the transition period ended _____________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

12b25-1

PART I

REGISTRANT INFORMATION

Full Name of Registrant	AtheroNova Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)	2301 Dupont Drive, Suite 525

City, State and Zip Code	Irvine, CA 92612

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant’s Form 10-Q for the fiscal quarter ended September 20, 2014 could not be filed within the prescribed time period due to matters relating to outstanding indebtedness the resolution of which will affect the financial statements for the period ended September 30, 2014, which could not be eliminated without unreasonable effort or expense.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark Selawski	(949)	476-1100
(Name)	(Area Code)	(Telephone Number)

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(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).                                        ☒Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                   ☐Yes    ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AtheroNova Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2014	By	/s/ Mark Selawski

		Name:	Mark Selawski

		Title:	Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations

(See 18 U.S.C. 1001).

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Part IV – Other Information

(3) Explanation of Change

The Registrant anticipates that the resolution of issues relating to the outstanding indebtedness will affect the financial statements for the period ending September 30, 2014 and the presentation thereof.